

Mail Stop 3561

January 31, 2006

Mr. Scott Berman
Chief Financial Officer
McData Corporation
380 Interlocken Crescent
Broomfield, CO 80021

> **Re**: **McData Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2005**
> **Filed April 4, 2005**
>
> **Forms 10-Q for Fiscal Quarter Ended October 31, 2005**
> **File No. 0-31257**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2005

Notes to the Consolidated Financial Statements

Note 5. Acquisitions and Intangible Assets, page F-24

1.   You state that during fiscal 2004, you identified an impairment of a customer relationship asset with a net carrying amount $1.0M. Yet, you further state that you recorded a net impairment charge of only $50,000 because this impairment was offset by an indemnification from former shareholders of Sanera. In sufficient detail, please tell us how accounted for the intangible asset, the related indemnification, and how you determined the net impairment charge of $50,000. Please also tell us why you believe it was appropriate to net the impairment charge and indemnification offset and finally, why you believe it is appropriate to record the impairment charge in general and administrative expenses.

Item 9A. Controls and Procedures, page 48

Disclosure controls and procedures, page 48

2.   We note your statement that "our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures…, as of the end of such period, and except as disclosed in this Annual Report, are effective…" (emphasis added). Given the exception noted, it remains unclear whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective as of the end of the period covered by the report.

Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective including consideration of the identified exception. Or, if true, you can state that given the identified exception, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are not effective. You should not, however, state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective except to the extent they are not effective, as you appear to state in your current disclosure.

Please see prior comment 18 in our letter to you dated June 23, 2004.

Form 10-Q for the Fiscal Quarter ended October 31, 2005

Note 4 – Merger with CNT, page 11

3.   We note that you used an independent third-party valuation expert to assess the fair value of your identifiable intangible assets, property, plant and equipment. While you are not required to refer to this independent valuation, when you do you should also disclose the name of the expert and include the expert's consent as an exhibit. If you decide to delete your reference to the independent valuation, you should revise the disclosures to describe the method and significant assumptions used in the valuation.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director